Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Interim Financial Information for the nine-month period Ended September 30, 2007 and Independent Accountants' Review Report

Ultrapar Participações S.A.

Interim Financial Information for the nine-month period Ended September 30, 2007 and Independent Accountants’ Review Report
(A free translation of the original report in Portuguese as published in Brazil containing interim financial information prepared in accordance with accounting practices adopted in Brazil)

Independent accountant’s review report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1
We have reviewed the interim financial information (ITR) of Ultrapar Participações S.A. and the interim financial information of this Company and its subsidiaries (consolidated interim financial information) for the three-month period ended September 30, 2007, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

2
Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and the operations of the Company and its subsidiaries.

3
Based on our review, we are not aware of any material changes which should be made to the interim financial information described above, for them to be in accordance with the accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4
Our review was performed with the objective of issuing a review report on the interim financial information, as described in the first paragraph. The individual and consolidated statements of cash flows of Ultrapar Participações S.A. and its subsidiaries for the three-month period ended September 30, 2007 are supplementary information to the ITR, which are not required by the accounting practices adopted in Brazil, and have been included to facilitate additional analysis. These supplementary information were subject to the same review procedures applied to the aforementioned ITR and, in our opinion, is presented fairly, in all material respects, in relation to the ITR taken as a whole.

5
The interim financial information for the period ended September 30, 2006 was reviewed by other independent accountant’s, who issued an unqualified review report dated October 27, 2006. In addition, the financial statements for the year-ended December 31, 2006 were audited by those auditors, whose unqualified opinion was issued on January 31, 2007.

November 1, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo Accountant CRC 1SP113939/O-8	Alexandre Heinermann Accountant CRC 1SP228175/O-0

ULTRAPAR PARTICIPAÇÕES S.A.

IDENTIFICATION

01.01- CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	09/30/2007	06/30/2007	09/30/2006
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	31,895	31,895	31,895
3 - Total	81,325	81,325	81,325
Treasury Stock
4 - Common	7	7	7
5 - Preferred	580	516	213
6 - Total	587	523	220

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

(A free translation of the original report in Portuguese as published in Brazil)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF SEPTEMBER 30, 2007 AND JUNE 30, 2007 (unaudited)
(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated				Parent Company		Consolidated
ASSETS	Notes	09/30/2007	06/30/2007	09/30/2007	06/30/2007	LIABILITIES	Notes	09/30/2007	06/30/2007	09/30/2007	06/30/2007

CURRENT ASSETS						CURRENT LIABILITIES
Cash and banks	-	552	297	81,958	47,069	Loans and financing	15	-	-	564,886	302,728
Temporary cash investments	4	50,693	67,739	1,445,992	1,474,828	Debentures	15	1,014,789	1,004,752	1,017,181	1,015,263
Trade accounts receivable	5	-	-	1,294,301	1,260,910	Suppliers	-	501	970	453,714	450,745
Inventories	6	-	-	566,380	540,443	Salaries and related charges	-	88	78	120,807	105,302
Recoverable taxes	7	10,156	9,840	215,041	193,599	Taxes payable	-	43	52	45,303	51,608
Deferred income and social contribution taxes	9a.	117	122	78,568	74,504	Dividends payable	-	36,456	35,581	40,532	39,611
Prepaid expenses	10	1,294	1,908	17,840	20,474	Income and social contribution taxes	-	-	-	65,237	36,343
Other	-	458	451	25,293	31,277	Post-retirement benefits	23b.	-	-	6,828	7,240
Total current assets		63,270	80,357	3,725,373	3,643,104	Provision for contingencies	21a.	-	-	9,745	11,749
						Deferred income and social contribution taxes	9a	-	-	176	208
						Other	-	2,949	2,949	41,944	30,008
						Total current liabilities		1,054,826	1,044,382	2,366,353	2,050,805

NONCURRENT ASSETS						NONCURRENT
Long-term investments	4	-	-	119,487	118,946	Long-term liabilities
Trade accounts receivable	5	-	-	165,803	157,647	Loans and financing	15	-	-	993,541	1,149,132
Related companies	8	79,866	85,481	43,111	42,148	Debentures	15	-	-	350,000	350,000
Deferred income and social contribution taxes	9a.	26,641	13,484	128,856	109,707	Related companies	8	456	456	4,723	4,723
Recoverable taxes	7	18,540	18,595	75,389	72,437	Deferred income and social contribution taxes	9a.	-	-	26,681	26,514
Escrow deposits	-	193	193	27,456	25,100	Provision for contingencies	21a.	-	-	89,699	88,002
Prepaid expenses	10	11	45	30,448	29,077	Post-retirement benefits	23b.	-	-	67,776	71,691
Other	-	-	-	8,198	8,173	Other	-	-	-	14,378	11,343
Total long-term assets		125,251	117,798	598,748	563,235	Total noncurrent liabilities		456	456	1,546,798	1,701,405

						MINORITY INTEREST	-	-	-	1,167,330	1,115,685
Permanent assets
Investments:
Subsidiary	11a.	2,467,566	2,417,390	-	-	SHAREHOLDERS' EQUITY
Goodwill	-	401,320	411,825	-	-	Capital	16a.	946,034	946,034	946,034	946,034
Affiliated companies	11b.	-	-	12,157	12,242	Capital reserve	16c.	3,026	3,026	777	702
Other	-	60	60	34,026	26,615	Revaluation reserve	16d.	11,975	12,310	11,975	12,310
Property, plant and equipment	12	-	-	2,112,085	1,998,374	Profit reserves	16e.,16f.	983,230	983,230	983,230	983,230
Intangible	13	-	-	67,897	67,967	Treasury shares	16b.	(29,434)	(25,530)	(33,717)	(29,960)
Deferred charges	14	12,771	11,644	538,619	543,840	Retained earnings	-	100,125	75,166	100,125	75,166
Total permanent assets		2,881,717	2,840,919	2,764,784	2,649,038	Total shareholders' equity		2,014,956	1,994,236	2,008,424	1,987,482

Total noncurrent assets		3,006,968	2,958,717	3,363,532	3,212,273	Total minority interest and shareholders' equity		2,014,956	1,994,236	3,175,754	3,103,167

						TOTAL LIABILITIES AND SHAREHOLDERS'
TOTAL ASSETS		3,070,238	3,039,074	7,088,905	6,855,377	EQUITY		3,070,238	3,039,074	7,088,905	6,855,377

The accompanying notes are integral part of these interim financial information

(A free translation of the original report in Portuguese as published in Brazil)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED SEPTEMBER 30, 2007 AND 2006 (unaudited)
(In thousands of Brazilian reais - R$, except for earnings per share)

		Parent Company		Consolidated
	Notes	09/30/07	09/30/06	09/30/07	09/30/06

GROSS SALES AND SERVICES	2	-	-	6,413,498	1,415,025
Deductions	-	-	-	(250,751)	(119,831)

NET SALES AND SERVICES		-	-	6,162,747	1,295,194
Cost of sales and services	2	-	-	(5,684,189)	(1,029,861)

GROSS PROFIT		-	-	478,558	265,333

EQUITY IN SUBSIDIARIES AND AFFILIATED COMPANIES	11a.,11b.	50,222	88,301	(85)	49

OPERATING (EXPENSES) INCOME		(10,687)	71	(341,592)	(153,391)
Selling	-	-	-	(139,579)	(51,303)
General and administrative	-	98	70	(136,917)	(70,562)
Management compensation	-	-	-	(1,512)	(1,459)
Depreciation and amortization	-	(10,781)	-	(64,409)	(30,785)
Other operating income, net	-	(4)	1	825	718

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS		39,535	88,372	136,881	111,991
Financial income (expenses), net		(28,015)	722	(30,081)	(2,944)
Financial income	19	1,830	12,400	42,176	43,444
Financial expenses	19	(29,845)	(11,678)	(72,257)	(46,388)

INCOME FROM OPERATIONS		11,520	89,094	106,800	109,047
Nonoperating (expenses) income, net	17	-	-	(962)	(7,677)

INCOME BEFORE TAXES ON INCOME AND
MINORITY INTEREST	-	11,520	89,094	105,838	101,370

INCOME AND SOCIAL CONTRIBUTION TAXES		13,151	(264)	(27,890)	(11,185)
Current	9b.	-	(318)	(51,038)	(35,506)
Benefit of tax holidays - ADENE	9b.,9c.	-	-	3,402	15,352
Deferred	9b.	13,151	54	19,746	8,969

INCOME BEFORE MINORITY INTEREST		24,671	88,830	77,948	90,185
Employees statutory interest	-	-	-	(1,635)	-
Minority interest	-	-	-	(51,642)	(1,355)

NET INCOME		24,671	88,830	24,671	88,830

EARNINGS PER SHARE - R$		0.30577	1.09525	0.30557	1.09525

The accompanying notes are integral part of these interim financial information

(A free translation of the original report in Portuguese as published in Brazil)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007 AND 2006 (unaudited)
(In thousands of Brazilian reais - R$, except for earnings per share)

		Parent Company		Consolidated
	Notes	09/30/07	09/30/06	09/30/07	09/30/06

GROSS SALES AND SERVICES	2a.	-	-	14,139,495	3,914,718
Deductions	-	-	-	(621,513)	(324,445)

NET SALES AND SERVICES		-	-	13,517,982	3,590,273
Cost of sales and services	2a.	-	-	(12,339,305)	(2,889,278)

GROSS PROFIT		-	-	1,178,677	700,995

EQUITY IN SUBSIDIARIES AND AFFILIATED COMPANIES	11a.,11b.	147,267	242,171	(214)	696

OPERATING (EXPENSES) INCOME		(21,618)	(335)	(829,643)	(439,996)
Selling	-	-	-	(317,360)	(144,859)
General and administrative	-	17	(335)	(351,234)	(200,901)
Management compensation	-	-	-	(4,124)	(4,105)
Depreciation and amortization	-	(21,632)	-	(161,827)	(91,925)
Other operating income, net	-	(3)	-	4,902	1,794

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS		125,649	241,836	348,820	261,695
Financial income (expenses), net		(49,996)	4,528	(65,218)	31,952
Financial income	19	10,621	40,680	111,041	117,261
Financial expenses	19	(60,617)	(36,152)	(176,259)	(85,309)

INCOME FROM OPERATIONS		75,653	246,364	283,602	239,647
Nonoperating (expenses) income, net	17	-	-	(2,907)	(20,911)

INCOME BEFORE TAXES ON INCOME AND
MINORITY INTEREST	-	75,653	246,364	280,695	272,736

INCOME AND SOCIAL CONTRIBUTION TAXES		23,588	(6,332)	(77,187)	(35,370)
Current	9b.	-	(6,468)	(128,385)	(101,692)
Benefit of tax holidays - ADENE	9b.,9c.	-	-	9,486	46,105
Deferred	9b.	23,588	136	41,712	20,217

INCOME BEFORE MINORITY INTEREST		99,241	240,032	203,508	237,366
Employees statutory interest	-	-	-	(4,451)	-
Minority interest	-	-	-	(99,816)	(3,643)

NET INCOME		99,241	240,032	99,241	233,723

EARNINGS PER SHARE - R$		1.22.917	2.95952	1.22917	2.88173

The accompanying notes are integral part of these interim financial information

(Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

1.	OPERATIONS

Ultrapar Participações S.A. (the “Company”), with headquarters in the city of São Paulo, invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemicals (Oxiteno), and services in integrated logistics solution for special bulk (Ultracargo). After  acquisition of the Ipiranga Group, in April 2007, the Company became engaged in the distribution of fuels/lubricants and related products in the South and Southeast Regions of Brazil. The Company also became engaged in oil refining (“Refinery”) through its stake in Refinaria de Petróleo Ipiranga S.A.

2.	PRESENTATION OF INTERIM FINANCIAL INFORMATION AND SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted by Ultrapar and its subsidiaries to record transactions and for the preparation of the Interim Financial Information - ITR are those established by accounting practices derived from the Brazilian Corporation Law and the Brazilian Securities Commission (CVM).

a)	Results of operations

Determined on the accrual basis of accounting. Revenues from sales and respective costs are recognized when the products are delivered to the customers or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place.

b)	Current and noncurrent assets

Temporary cash and long-term investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate their market value. Temporary cash investments include the results from hedges, as described in Notes 4 and 20, that management intends to hold to maturity.

The allowance for doubtful accounts is recorded based on estimated losses and is considered sufficient by management to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production, that do not overcome the market value.

Other assets are stated at the lower of cost or realizable values, including, when applicable, accrued income and monetary and exchange variation incurred or net of allowances for losses.

c)	Investments

Significant investments in subsidiaries and affiliated companies are recorded under the equity method, as shown in Note 11.

Other investments are stated at acquisition cost, net of allowances for losses, should the losses not be considered temporary.

d)	Property, plant and equipment

Stated at acquisition or construction cost, including financial charges incurred on constructions in progress and include revaluation write-ups based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95, as well as costs related to the maintenance of significant assets during scheduled factory maintenance operations.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 12, and is based on the economic useful live of the assets.

Leasehold improvements in gas stations are depreciated over the effective contract terms or the useful life of the assets, if shorter.

e)	Intangible

Stated at acquisition cost, net of allowance for losses, should the losses not be considered temporary, as shown in Note 13.

f)	Deferred charges

Deferred charges comprise costs incurred in the installation of Company and its subsidiaries equipment at customers’ facilities amortized over the terms of the LPG supply contracts with these customers, project expenses and goodwill on acquisition of subsidiaries, as stated in Note 14.

g)	Current and noncurrent liabilities

Stated at known or estimated amounts including, when applicable, accrued charges, monetary and exchange rate variations incurred until the interim financial information date.

h)	Income and social contribution taxes on income

Income and social contribution taxes, current and deferred (according to CVM Resolution No. 273/98) are measured on the basis of effective rates and include the benefit of tax holidays, as mentioned in Note 9.b).

i)	Provision for contingencies

The provision for contingencies is recorded for contingent risks with an estimated probable loss, based on the opinion of the internal and external legal advisors and administrators. Amounts are recorded based on the estimated costs and results of proceedings (see Note 21.a).

j)	Actuarial commitment with post-retirement benefits

Actuarial commitments with the post-retirement benefits plan granted and to be granted to employees, retired employees and pensioners (net of plan assets) are provided for based on the actuarial calculation prepared by an independent actuary in accordance with the projected credit unit method, as mentioned in Note 23.b).

k)	Basis for translation of the interim financial information of foreign subsidiaries

The interim financial information of foreign subsidiaries are translated into Brazilian reais at the current exchange rate in effect at the date of the interim financial information - ITR. The criteria for preparation of the interim financial information have been adapted to conform to accounting practices derived from the Brazilian Corporation Law.

l)	Cash flow statement

The Company is presenting the statement of cash flow as supplementary information, prepared in accordance with Accounting Standards and Procedures No. 20 (NPC) issued by IBRACON - Brazilian Institute of Independent Auditors.

m)	Use of estimates

The preparation of interim financial information in accordance with accounting practices derived from the Brazilian Corporation Law requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

3.	CONSOLIDATION PRINCIPLES

The consolidated interim financial information have been prepared in accordance with the basic consolidation principles established by accounting practices adopted in Brazil and by the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %
	09/30/2007		06/30/2007
	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
SPGás Distribuidora de Gás Ltda.	-	99	-	99
Companhia Ultragaz S.A.	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. – Tequimar	-	99	-	99
Melamina Ultra S.A. Indústria Química	-	99	-	99
Oxiteno S.A. Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Oxiteno México S.A. de C.V.	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	-	100	-	100
Oxiteno International Corp.	-	100	-	100
Oxiteno Overseas Corp.	-	100	-	100
Oxiteno Andina, C.A.	-	100	-	-
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-
Distribuidora de Produtos de Petróleo Ipiranga S.A.	32	-	32	-
Companhia Brasileira de Petróleo Ipiranga (*)	1	11	1	11
am/pm Comestíveis Ltda. (*)	-	11	-	11
Centro de Conveniências Millennium Ltda. (*)	-	11	-	11
Empresa Carioca de Produtos Químicos S.A.	-	11	-	11
Ipiranga Comercial Importadora e Exportadora Ltda.	-	11	-	11
Ipiranga Trading Limited	-	11	-	11
Tropical Transportes Ipiranga Ltda.	-	11	-	11
Ipiranga Imobiliária Ltda.	-	11	-	11
Ipiranga Logística Ltda.	-	11	-	11
Maxfácil Participações S.A. (**)	-	9	-	9
Isa-Sul Administração e Participações Ltda.	-	32	-	32
Comercial Farroupilha Ltda.	-	32	-	32
Ipiranga Administração de Bens Móveis Ltda.	-	32	-	32
Refinaria de Petróleo Ipiranga S.A. (***)	10	-	10	-

(*) As informed in the “Material Event” of March 19, 2007 and the “Market Announcement” of April 19, 2007, distribution of fuels/lubricants and related products of these companies are divided between Ultrapar (South and Southeast Regions of Brazil) and Petrobras (North, Northeast and Center West Regions of Brazil).

(**) Joint control among DPPI (16%), CBPI (34%) and União de Bancos Brasileiro S.A. – UNIBANCO (50%).

(***) Oil refinery operations of Refinaria de Petróleo Ipiranga S.A. are equally shared among Petrobras, Ultrapar and Braskem, and the subsidiary was proportionality consolidated in these interim financial information in accordance with Article 32 of CVM Instruction No. 247/96.

On April 18, 2007 the Company, together with Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”), acquired the controlling interest of  Ipiranga Group, as informed in “Material Event” published on April 19, 2007. Under the terms of the Acquisition Agreement signed by the three buyers, the Company acted as commission agent of Braskem and Petrobras, and for itself for the acquisition of the fuels/lubricants distribution and related products businesses located in the South and Southeast Regions of Brazil and Empresa Carioca de Produtos Químicos S.A. (“Ipiranga”), maintaining the brand Ipiranga. Petrobras holds the control of fuel distribution and lubricant businesses located in the North, Northeast and Center West Regions of Brazil (“North Distribution Assets”), and Braskem holds control of the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (IPQ) and the ownership in Copesul – Companhia Petroquímica do Sul (Copesul) (“Petrochemical Assets”).

The transaction is structured in 4 stages:

(i) acquisition of Ipiranga Group controlling interest (occurred on April 18, 2007);

(ii) tag along offering for the purchase of common shares issued by Companhia Brasileira de Petróleo Ipiranga (CBPI), Refinaria de Petróleo Ipiranga S.A. (RPI) and Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI), which registration order was filed with CVM on May 2nd, 2007;

(iii) merger of shares issued by CBPI, RPI and DPPI into Ultrapar; and

(iv) segregation of assets among Ultrapar, Petrobras and Braskem.

The conclusion of the transaction is forecasted to occur in the fourth quarter of 2007. In the first stage, the Company spent the net amount of R$ 676,432, Petrobras R$ 742,747 and Braskem R$ 651,928. Based on the initial balance sheet of March 31, 2007, the Company recorded a goodwill in the amount of R$ 424,680 in the first stage of the transaction, which is being amortized over 10 years starting in April 2007, based on the expected future profitability of Ipiranga.

The assets, liabilities and income of Ipiranga are reflect in the Company’s interim financial information since April, 2007, with minority interest presented separately in the consolidated interim financial information. As the Company acted as commission agent for Braskem and Petrobras, the assets acquired in for them were recorded as reduction of the amounts received in the same first stage of the transaction, not producing any effect in the Company’s interim financial information. The assets related to the operations of RPI’s oil refinery were proportionally consolidated in the Company’s interim financial information, since their control is shared equally with Petrobras and Braskem.

On April 30, 2007, the subsidiary Transultra - Armazenamento e Transporte Especializado Ltda. acquired the company Petrolog Serviços e Armazéns Gerais Ltda. for the amount of R$ 8,083, recording goodwill in the amount of R$ 6,507, amortized in 10 years, based on its expected of future profitability.

On September 13, 2007, the subsidiary Barrington S.L. acquired the company Arch Química Andina, C.A. in Venezuela in amount of US$ 7,631 equivalent R$ 14,972, that after acquisition started to call Oxiteno Andina, C.A., recording goodwill in the amount of R$ 164, amortized in 10 years, based on its expected of future profitability.

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the interim financial information.

4.	TEMPORARY CASH AND LONG-TERM INVESTMENTS

These investments, contracted with leading banks, are substantially composed of: (i) private securities issued by leading banks and fixed-income funds, all linked to the interbank deposit rate (CDI); (ii) abroad, in cash investments, in notes issued by the Austrian Government in Brazilian reais and linked to the interbank deposit rate (CDI), and in Dual Currency Deposits; and (iii) currency hedge transaction. Such investments are stated at cost plus accrued income on a “pro rata temporis” basis.

	Parent Company		Consolidated
	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Austrian notes	-	-	415,237	439,197
Dual Currency Deposits (a)	-	-	468,503	248,613
Foreign investments (b) (c)	-	-	197,078	454,144
Securities and fixed-income funds in Brazil	50,693	67,739	563,865	519,190
Net expenses on hedge transaction (d)	-	-	(79,204)	(67,370)
Total	50,693	67,739	1,565,479	1,593,774

Current portion	50,693	67,739	1,445,992	1,474,828
Noncurrent portion	-	-	119,487	118,946

(a)
Dual Currency Deposits are investments of the subsidiary Oxiteno Overseas Corp., whose yield can be in US dollars or Brazilian reais, depending on the US dollar rate as of the maturity date. If the US dollar rate is lower than the strike rate on the maturity date, the yield of this operation will be in US dollars plus interest of 7.3% per year; otherwise, it will be in Brazilian reais plus average interest of 13.7% per year. The subsidiary records the investment at the lower of the two alternative yields, which until September 30, 2007 was represented by the US dollar. Up to September 30, 2007 the exchange rate has always remained below the strike rate.

(b)
Investments made by the subsidiaries Oxiteno Overseas Corp., Oxiteno International Corp., LPG International Inc. and Oxiteno México S.A. de C.V. in fixed-income funds, certificates of deposit and investment grade corporate securities.

(c)
In April 2006, subsidiary Oxiteno Overseas Corp., owner of notes in the amount of US$ 60 million issued by Companhia Ultragaz S.A. in the international market in 1997 (Original Notes), sold these Original Notes to a foreign financial institution. Concurrently, subsidiary Oxiteno Overseas Corp. acquired from this financial institution a credit linked note backed by the Original Notes. This transaction provides a financial gain for the Company corresponding to the difference between the interest rate paid for the credit linked note and the Original Notes, as mentioned in Note 15.b).

(d)	Accumulated gain or loss (see Note 20).

5.	TRADE ACCOUNTS RECEIVABLE (CONSOLIDATED)

	09/30/2007	06/30/2007

Domestic customers Ipiranga / Refinery	817,010	802,374
Other domestic customers	377,667	377,920
Financing to customers	284,580	263,197
Foreign customers	125,576	89,941
(-) Advances on foreign exchange contracts	(85,002)	(57,632)
(-) Allowance for doubtful accounts	(59,727)	(57,243)
	1,460,104	1,418,557

Current portion	1,294,301	1,260,910
Noncurrent portion	165,803	157,647

Financing to customers are directed to the reimbursement of reforms and modernizations of gas stations, acquisition of products and market development of fuel and lubricant distribution.

The changes in the allowance for doubtful accounts are shown below:

Balance at June 30, 2007	57,243
Addition recorded as selling expenses	5,685
Utilization	(3,201)
Balance at September 30, 2007	59,727

6.	INVENTORIES (CONSOLIDATED)

	09/30/2007			06/30/2007
	Cost	Provision for losses	Net	Cost	Provision for losses	Net

Finished products	153,083	(3,658)	149,425	147,247	(3,152)	144,095
Work in process	2,536	-	2,536	1,114	-	1,114
Raw materials	77,624	(35)	77,589	81,398	(37)	81,361
Liquefied petroleum gas (LPG)	24,674	-	24,674	20,491	-	20,491
Fuel, lubricants and grease	248,566	(428)	248,138	230,389	(375)	230,014
Supplies and cylinders for resale	35,783	(2,891)	32,892	44,512	(1,261)	43,251
Advances to suppliers	31,126	-	31,126	20,117	-	20,117
	573,392	(7,012)	566,380	545,268	(4,825)	540,443

The changes in the provision for losses on inventories are shown below:

Balance at June 30, 2007	4,825
Additions	2,988
Reversal	(801)
Balance at September 30, 2007	7,012

7.	RECOVERABLE TAXES

Represented substantially by credit balances of ICMS (state Value Added Tax - VAT), PIS and COFINS (taxes on revenue), and income and social contribution taxes.

	Parent Company		Consolidated
	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Income and social contribution taxes	28,635	28,373	124,562	107,571
ICMS	-	-	166,968	155,427
Provision for losses - ICMS (*)	-	-	(42,963)	(40,909)
PIS and COFINS	21	21	24,792	19,882
VAT of subsidiary Oxiteno México S.A. de C.V.	-	-	7,677	15,420
Manufacturing Tax - IPI	-	-	7,043	7,439
Other	40	41	2,351	1,206
Total	28,696	28,435	290,430	266,036

Current portion	10,156	9,840	215,041	193,599
Noncurrent portion	18,540	18,595	75,389	72,437

(*)	The provision refers to credit balances that the subsidiaries estimate they will not be able to offset in the future.

The changes in the provision for losses on ICMS are shown below:

Balance at June 30, 2007	40,909
Addition	5,398
Reversal	(3,344)
Balance at September 30, 2007	42,963

The increase in the balance of income and social contribution tax credits is mainly due to the inclusion of Ipiranga.

The increase in the balance of ICMS is due to the credits addition by Ipiranga and the increase in ICMS credits of the Camaçari (Bahia State) plant of the subsidiary Oxiteno Nordeste S.A Indústria e Comércio, due to measures taken by the Bahia State, which made it difficult to utilize credits for import payment or to transfer them to third parties. The total balance of credits from this plant corresponds to R$ 76,036 as of September 30, 2007 (R$ 66,334 as of June 30, 2007), of which R$ 37,337 have already been reviewed by the tax authorities and are awaiting release by the state finance department of Bahia for commercialization. In addition to these credits, the subsidiary’s management is working on a series of additional measures for consumption of the plant’s ICMS balance. The allowance for loss of the plant’s credits was recognized on the basis of the maximum discount expected on their commercialization. The PIS and COFINS credits are being utilized to offset other federal taxes, mainly income and social contribution taxes on income.

8.	RELATED COMPANIES

	Parent Company
	Loan
	Asset	Liability
Oxiteno S.A. Indústria e Comércio	72,103	-
Ultragaz Participações Ltda.	7,763	-
Melamina Ultra S.A. Indústria Química	-	456
Total at September 30, 2007	79,866	456

Total at June 30, 2007	85,481	456

	Consolidated
	Loans		Trade accounts
	Asset	Liability	Receivable	Payable

Química da Bahia Indústria e Comércio S.A.	-	3,641	-	-
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	9,948	-	-	-
Petroquímica União S.A.	-	-	-	2,359
Oxicap Indústria de Gases Ltda.	-	-	-	1,141
Liquigás Distribuidora S.A.	-	-	203	-
Petróleo Brasileiro S.A. Petrobras	-	-	5,717	187,056
Copagaz Distribuidora de Gás S.A.	-	-	63	-
Braskem S.A.	-	-	-	10,323
SHV Gás Brasil Ltda.	-	-	53	-
Plenogás - Distribuidora de Gás S.A.	-	871	-	-
Refinaria de Petróleo Ipiranga S.A. (*)	33,163	-	31	10,339
Other	-	211	34	-
Total at September 30, 2007	43,111	4,723	6,101	211,218

Total at June 30, 2007	42,148	4,723	8,117	206,548

(*)The loan with Refinaria de Petróleo Ipiranga S.A., refers to the acquisition of subscription rights from Distribuidora de Produtos de Petróleo Ipiranga S.A., with maturity on October 3, 2007. The amount in the table above refers to the loan amounts that were not eliminated on consolidation, given that RPI’s consolidation is proportional and DPPI’s is full.

	Consolidated
	Operations		Financial
	Sales	Purchases	expenses

Petroquímica União S.A.	134	98,095	-
Oxicap Indústria de Gases Ltda.	-	7,972	-
Liquigás Distribuidora S.A.	2,902	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(110)
Petróleo Brasileiro S.A. - Petrobras	28	8,973,925	-
Copagaz Distribuidora de Gás S.A.	972	-	-
Braskem S.A.	26,035	515,314	-
SHV Gás Brasil Ltda.	1,214	-	-
Refinaria de Petróleo Ipiranga S.A. (**)	411	299,501	1,529
Other	576	-	-
Total at September 30, 2007	32,272	9,894,807	1,419

Total at September 30, 2006	42,899	2,070,985	(232)

(**) Purchase and sales transactions refer substantially to fuel supplies of RPI to DPPI. The amount in the table above refers to the amounts that were not eliminated on consolidation, given that RPI’s consolidation is proportional and DPPI’s is full.

Purchase and sale transactions refer substantially to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions.

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	Parent Company		Consolidated
	09/30/2007	06/30/2007	09/30/2007	06/30/2007
Assets:
Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	43,787	42,023
Provision for contingencies	-	-	40,651	38,076
Provision for post-retirement benefits (see Note 23.b)	-	-	24,949	24,974
Other provisions	117	122	40,316	36,840
Income and social contribution tax loss carryforwards	26,641	13,484	57,721	42,298
Total	26,758	13,606	207,424	184,211

Current portion	117	122	78,568	74,504
Noncurrent portion	26,641	13,484	128,856	109,707

Liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	634	684
Accelerated depreciation	-	-	173	180
Income earned abroad	-	-	26,050	25,858
Total	-	-	26,857	26,722

Current portion	-	-	176	208
Noncurrent portion	-	-	26,681	26,514

The estimated recovery of deferred income and social contribution tax assets is shown below:

	Parent Company	Consolidated

Until 1 year	117	78,568
From 1 to 2 years	13,011	47,808
From 2 to 3 years	6,850	26,350
From 3 to 4 years	6,780	31,422
From 5 to 7 years	-	15,438
From 8 to 10 years	-	7,838
	26,758	207,424

b)	Conciliation of income and social contribution taxes in the statements of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Parent Company		Consolidated
	09/30/2007	09/30/2006	09/30/2007	09/30/2006

Income before taxes, equity in subsidiary and affiliated companies and minority interest	(71,614)	4,193	276,458	272,040
Official tax rates - %	34	34	34	34
Income and social contribution taxes at official rates	24,349	(1,426)	(93,996)	(92,494)
Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	-	(13)	774	8,599
Adjustments to estimated income	-	-	5,933	1,360
Interest on capital	(761)	(4,893)	-	-
Workers’ meal program (PAT)	-	-	987	649
Other	-	-	(371)	411
Income and social contribution taxes before benefit of tax holidays	23,588	(6,332)	(86,673)	(81,475)
Benefit of tax holidays - ADENE	-	-	9,486	46,105
Income and social contribution taxes in the statements of income	23,588	(6,332)	(77,187)	(35,370)

Current	-	(6,468)	(128,385)	(101,692)
Deferred	23,588	136	41,712	20,217
Benefit of tax holidays - ADENE	-	-	9,486	46,105

c)	Tax exemption

The following subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

		Incentive	Expiration
Subsidiary	Plants	-%	date

Oxiteno Nordeste S.A. Indústria e Comércio (*)	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe plant	75	2013
	Suape plant	100	2007
	Ilhéus plant	25	2008
	Aracaju plant	25	2008
	Caucaia plant	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal	75	2015

(*)               In December 2006, this plant’s exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2016, which was granted on May 25, 2007. On July 3, 2007, the benefit analysis report issued by ADENE was directed to the Federal Revenue Service to be ratified in up to 120 days that expired on October 31, 2007. Thus the subsidiary will record in October of 2007 the reduction value in its results, with retroactive effect to January 1, 2007, in amount of R$ 15,418.

10.	PREPAID EXPENSES (CONSOLIDATED)

	09/30/2007	06/30/2007

Rents	24,109	20,391
Marketing	5,377	5,453
Expenses with bond issuances	8,932	12,683
Insurance premium	2,212	3,373
Taxes, mainly Municipal Real Estate Tax - IPTU Vehicle Tax - IPVA	3,713	2,113
Other prepaid expenses	3,945	5,538
	48,288	49,551

Current portion	17,840	20,474
Noncurrent portion	30,448	29,077

11.	INVESTMENTS

a)   Subsidiaries of the Company

	Investiments		Equity method
	09/30/2007	06/30/2007	09/30/2007	09/30/2006

Ultragaz Participações Ltda.	425,040	408,923	51,158	86,039
Ultracargo - Operações Logísticas e Participações Ltda.	216,538	213,403	10,245	2,770
Imaven Imóveis e Agropecuária Ltda.	49,560	48,394	3,487	3,420
Oxiteno S.A. Indústria e Comércio	1,505,160	1,485,072	62,861	149,942
Distribuidora de Produtos de Petróleo Ipiranga S.A.	169,834	165,145	9,200	-
Companhia Brasileira de Petróleo Ipiranga	101,243	95,944	10,125	-
Refinaria de Petróleo Ipiranga S.A. (joint subsidiary)	191	509	191	-
	2,467,566	2,417,390	147,267	242,171

b)	Affiliated Companies (consolidated)

	Investiments		Equity method
	09/30/2007	06/30/2007	09/30/2007	09/30/2006

Química da Bahia Indústria e Comércio S.A.	3,540	3,551	65	641
Oxicap Indústria de Gases Ltda.	1,627	1,573	(44)	55
Transportadora Sulbrasileira de Gás S.A.	6,990	7,118	(235)	-
	12,157	12,242	(214)	696

In the consolidated interim financial information, the investment of subsidiary Oxiteno S.A. Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s interim financial information as of August 31, 2007. Other subsidiaries are valued based on the interim financial information as of September 30, 2007.

12.	PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Annual	09/30/2007				06/30/2007
	depreciation average	Revalued	Accumulated	Allowance	Net book	Net book
	rates - %	cost	depreciation	for realization	value	value

Land	-	180,415	-	(197)	180,218	177,464
Buildings	4	616,008	(286,705)	-	329,303	324,187
Leasehold improvements	4	188,884	(69,836)	-	119,048	114,971
Machinery and equipment	8	1,062,301	(538,805)	(655)	522,841	463,259
Equipment and fixtures for the distribution of fuels / lubricants	10	748,047	(447,983)	-	300,064	303,906
Gas tanks and cylinders for LPG	10	281,606	(174,729)	-	106,877	110,741
Vehicles	21	223,383	(167,052)	-	56,331	55,794
Furniture and fixtures	10	58,653	(33,472)	-	25,181	24,570
Construction in progress	-	343,017	-	-	343,017	302,236
Advances to suppliers	-	84,247	-	-	84,247	84,548
Imports in transit	-	13,253	-	-	13,253	5,140
IT equipment	20	141,887	(110,526)	-	31,361	31,490
Other		450	(106)	-	344	68
		3,942,151	(1,829,214)	(852)	2,112,085	1,998,374

The changes in the provision for losses on property, plant and equipment are shown below:

Balance at June 30, 2007	1,029
Write off	(177)
Balance at September 30, 2007	852

Construction in progress refers substantially to construction of the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. in the amount of R$ 220,197, as well as expansions and renovations of the subsidiaries’ plants, the construction and modernization of gas stations and terminals for distribution of fuel of subsidiaries Companhia Brasileira de Petróleo Ipiranga and Distribuidora de Petróleo Ipiranga S.A., in the amount of R$ 42,898.

Advances to suppliers refer basically to purchase of equipment for the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	09/30/2007			06/30/2007
		Accumulated	Net book	Net book
	Revaluation	depreciation	value	value

Land	16,088	-	16,088	16,088
Buildings	43,866	(35,296)	8,570	8,946
Machinery and equipment	31,738	(30,815)	923	972
Gas tanks and cylinders	48,873	(48,873)	-	-
Vehicles	661	(661)	-	-
	141,226	(115,645)	25,581	26,006

The depreciation of theses revaluations in the amount of R$ 1,292 as of September 30, 2007 (R$ 1,424 as of September 30, 2006) was recorded in the statements of income. The amount of deferred taxes on revaluations totals R$ 6,909 as of September 30, 2007 (R$ 7,072 as of June 30, 2007), of which R$ 634 as of September 30, 2007 (R$ 684 as of June 30, 2007) is recorded as noncurrent liabilities, as shown in Note 9.a), and R$ 6,275 as of September 30, 2007 (R$ 6,388 as of June 30, 2007) is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

13.	INTANGIBLE ASSETS (CONSOLIDATED)

	Annual	09/30/2007				06/30/2007
	amortization average		Accumulated	Provision	Net book	Net book
	rate - %	Cost	amortization	for losses	value	value

Software	20	109,472	(76,125)	-	33,347	32,689
Commercial property rights	3	16,334	(2,083)	-	14,251	14,388
Goodwill	20	15,466	(10,817)	-	4,649	5,138
Technology	20	20,374	(5,198)	-	15,176	15,323
Other	10	1,431	(121)	(836)	474	429
		163,077	(94,344)	(836)	67,897	67,967

The changes in the provision for losses on intangibles are shown below:

Balance at June 30, 2007	836
Addition	-
Balance at September 30, 2007	836

Commercial property rights, mainly those described below:

•
On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. - Tequimar  signed a contract with CODEBA - Companhia Docas do Estado da Bahia for use of the site where the Aratu Terminal is located for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$ 12,000 and is being amortized from August 2002 to July 2042.

•
Further, subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tanking, handling and distribution of bulk liquids. The price paid by Tequimar was R$ 4,334 and is being amortized from August 2005 until December 2022.

14.	DEFERRED CHARGES (CONSOLIDATED)

	Annual	09/30/2007			06/30/2007
	amortization average		Accumulated	Net book	Net book
	rates - %	Cost	amortization	value	value

Expenses with studies and projects	20	72,885	(16,828)	56,057	52,839
Pre-operating expenses	12	6,728	(3,129)	3,599	3,779
Installation of Ultrasystem equipment at customers’ facilities	33	188,428	(123,583)	64,845	61,399
Goodwill	10	439,795	(26,680)	413,115	424,845
Other	20	2,445	(1,442)	1,003	978
		710,281	(171,662)	538,619	543,840

Expenses on studies and projects include, mainly, the LPG distribution structure review project and expenses for the Rio de Janeiro Petrochemical Complex (COMPERJ) project.

Goodwill related to the share acquisitions of Petrolog Serviços e Armazéns Gerais Ltda. in the amount of R$ 6,507, and for Ipiranga in the amount of R$ 424,680 are being amortized in 120 months (see Note 3).

15.	LOANS, FINANCING AND DEBENTURES (CONSOLIDATED)

a)	Composition

				Annual
			Index/	Interest
Description	09/30/2007	06/30/2007	currency	rate 2007 - %	Maturity

Foreign currency:
Syndicated loan	111,897	115,718	US$	5.05	2008
Notes in the foreign market (b)	113,148	115,919	US$	9.0	2020
Notes in the foreign market (c)	468,983	482,520	US$	7.25	2015
Notes in the foreign market (d)	105,543	112,506	US$	9.88	2008
Working capital loan	6,442	6,391	MX$ + TIIE (i)	1.0	2008
Working capital loan	-	2,575	US$	7.12 to 8.55	2007
Foreign financing	22,080	23,561	US$ + LIBOR	2.0	2009
Inventories and property, plant and equipment financing	20,765	22,656	MX$ + TIIE (i)	From 1.1 to 2.0	From 2009 to 2014
Inventories and property, plant and equipment financing	10,077	3,233	US$ +LIBOR	From 1.0 to 1.5	From 2009 to 2010
Import financing (REFINIMP)	6,673	1,946	US$	7.4	2007
Import financing (FINIMP)	-	5,178	US$ +LIBOR	0.23	2007
Advances on foreign exchange contracts	53,820	36,824	US$	From 5.79 to 6.30	< 260 days
National Bank for Economic and Social Development (BNDES)	7,298	9,020	UMBNDES (ii)	From 8.49 to 10.75	From 2007 to 2011
National Bank for Economic and Social Development (BNDES)	13,277	10,631	US$	From 7.54 to 10.69	From 2010 to 2013
Export prepayments, net of linked operations	6,502	6,695	US$	6.2	2008
Subtotal	946,505	955,373

Local currency:
National Bank for Economic and Social Development (BNDES)	233,700	199,712	TJLP (iii)	From 1.80 to 4.85	From 2007 to 2013
National Bank for Economic and Social Development (BNDES)	2,390	4,736	IGP-M (iv)	6.5	2008
Government Agency for Machinery and Equipment Financing (FINAME)	67,801	73,792	TJLP (iii)	From 2.7 to 5.1	From 2007 to 2011
Research and projects financing (FINEP)	64,448	67,300	TJLP (iii)	From (2.0) to 5.0	From 2009 to 2014
Debentures (e.1)	302,332	312,073	CDI	102.5	2008
Debentures (e.2)	712,457	692,679	CDI	102.5	2008
Debentures (e.3)	352,392	360,511	CDI	103.8	2011
Banco do Nordeste do Brasil	94,807	44,168		From 9.78 to 11.50	2018
Financial institutions	146,660	91,429	CDI	100	2008
Debit balance	186	15,004		Free of charge	2007
Other	1,930	346	CDI	107	2007
Subtotal	1,979,103	1,861,750
Total financing and debentures	2,925,608	2,817,123

Current liabilities	(1,582,067)	(1,317,991)
Non current liabilities	1,343,541	1,499,132

(i)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 93%, of which is linked to the U.S. dollar.

(iii)	TJLP = fixed by the CMN (National Monetary Council); TJLP is the basic cost of BNDES financing.

(iv)	IGP-M = General Market Price Index, is a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

The long-term portion matures as follows:

	09/30/2007	06/30/2007

From 1 to 2 years	238,496	433,009
From 2 to 3 years	222,508	219,069
From 3 to 4 years	179,230	164,239
From 4 to 5 years	50,817	36,197
Over 5 years	652,490	646,618
	1,343,541	1,499,132

b)	Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$ 60 million in notes, (Original Notes), maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes, with funds from a syndicated loan in the amount of US$ 60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by the Company and the subsidiary Oxiteno S.A. Indústria e Comércio.

In April 2006, subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 4, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early, although the subsidiary has only an annual option of redemption (purchase) in or after June 2008. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be the creditor of the credit linked note. Thus, the Company stopped eliminating the Original Notes in its interim financial information.

c)	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$ 250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things:

•
Limitation of transactions with shareholders that hold  amounts of 5% or more of any class of Capital Stock of the Company, except upon fair and reasonable terms no less favorable to the Company than could be obtained in a comparable arm’s-length transaction with a third party;

•	Obligation of having Board of Directors resolution for transactions with related parties higher than US$ 15 million (excepting transactions by the Company with subsidiaries and between subsidiaries);

•	Restriction of disposal of the totality or near totality of the assets of Company and subsidiaries;

•	Restriction of encumbrances on assets in excess of US$ 150 million or 15% of the value of consolidated tangible assets;

•	Maintenance of financial ratio, between consolidated net debt and consolidated EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization), less than or equal to 3.5; and

•	Maintenance of financial ratio, between consolidated EBITDA and consolidated net financial expenses higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their businesses to date.

d)	Notes in the foreign market

On August 1, 2003, subsidiary Companhia de Petróleo Ipiranga issued US$ 135 millions in notes in the international market. On August 1, 2005, when the interest levied increased from 7.875% per year to 9.875% per year, these securities were partly redeemed in the amount of US$ 1.3 million or R$ 3.1 millions. In 2006, partial redemption was performed in the amount of US$ 79.6 millions or R$ 164.9 millions, which represented the acceptance of CBPI’s repurchase offer to the note holders.

e)	Debentures

e.1) On March 1, 2005, the Company issued a single series of 30,000 nonconvertible debentures, whose main features are:

Nominal unit value:	R$ 10,000.00

Final maturity:	March 1, 2008

Nominal value payment:	Lump sum at final maturity

Yield:	102.5% of CDI

Yield payment:	Semiannually, beginning March 1, 2005

Repricing:	None

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales, and also included the obligation to maintain a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.5. Thus far, none of these commitments have restricted the ability of the Company and its subsidiaries to conduct business.

e.2) On April 11, 2007, the Company issued debentures in the amount of R$ 889,000, of which a first series was received on April 18, 2007, in the total amount of R$ 675,000 with maturity on April 11, 2008 and semiannual yield of 102.5% of CDI, and the second series in the amount of R$ 214,000 to be issued.

Nominal unit value:	R$ 675,000,000.00

Final maturity:	April 11, 2008

Nominal value payment:	Lump sum at final maturity

Yield:	102.5% of CDI

Yield payment:	Semiannually, beginning October11, 2007

Repricing:	None

e.3) On April 18, 2006, subsidiary Companhia Brasileira de Petróleo Ipiranga registered in the Brazilian Securities and Exchange Commission - CVM, the public distribution of 35,000 debentures, single series, non-convertible into shares and non-preferred (chirographary) whose main features are:

Nominal unit value:	R$ 10,000.00

Final maturity:	April 1, 2011

Nominal value payment:	three quotas in 2009, 2010 and 2011

Yield:	103.8% of CDI

Yield payment:	Semiannually, beginning April 1, 2006

f)	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	09/30/2007	06/30/2007

Amount of financing secured by:
Property, plant and equipment	67,897	74,403
Shares of affiliated companies and minority stockholders’ guarantees	2,390	4,736
	70,287	79,139

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 1,001,629 as of September 30, 2007  (R$ 979,182 as of June 30, 2007).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make a payment under the guarantees, the subsidiary may recover such amounts paid directly from its customers through commercial collection. Maximum future payments related to these guarantees amount to R$ 23,537 as of September 30, 2007 (R$ 20,043 as of June 30, 2007), with terms of up to 210 days. As of September 30, 2007, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

16.	SHAREHOLDERS’ EQUITY

a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 81,325,409 shares without par value, comprised of 49,429,897 common and 31,895,512 preferred shares.

As of September 30, 2007, 9,992,004 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

At the beginning of 2000, the Company granted, through a shareholders agreement, tag-along rights, which assure to minority stockholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches

R$ 1,500,000, by means of issuance of common or preferred shares, without keeping the existing ratio, observed the limit of 2/3 of preferred shares to the total shares issued.

b)	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

During the period  of 2007, 418,500 preferred shares were acquired at the average cost of R$ 59.37 per share regarding to the share repurchase program approved in the Board of Director’s Meeting of August 02, 2006.

As of September 30, 2007, the Company’s interim financial information  record 580,197 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 50.51 and R$ 19.30 per share, respectively. The consolidated financial information record 827,147 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 42.52 and R$ 19.30 per share, respectively.

The market price of preferred shares issued by the Company as of June 30, 2007 on the São Paulo Stock Exchange (BOVESPA) was R$ 71.05.

c)	Capital reserve

The capital reserve in the amount of R$ 3,026 reflects the goodwill on the disposal of shares at market price to be held in treasury in the Company’s subsidiaries, at the average price of R$ 36.00 per share. Executives of these subsidiaries were given the usufruct opportunity to have such shares, as described in Note 22.

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95, as mentioned in Note 12.

e)	Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f)	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiaries and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, disposal and write-off of investments.

g)	Conciliation of shareholders’ equity - Company and consolidated

	09/30/2007	06/30/2007

Shareholders’ equity - Company	2,014,956	1,994,236
Treasury shares held by subsidiaries, net of realization	(4,283)	(4,430)
Capital reserve arising from sale of treasury shares to subsidiaries, net of realization	(2,249)	(2,324)
Shareholders’ equity - consolidated	2,008,424	1,987,482

h)
Reconciliation of net income - Parent Company and consolidated

The reconciliation of net income, Parent Company and consolidated, shows the effect of the reversal of the allowance for scheduled factory maintenance of some subsidiaries, net of income and social contribution taxes, recorded in retained earnings, in accordance with CVM Resolution No. 489/05 and Technical Interpretation No. 01/06 by IBRACON, as follows:

09/30/2006

Net income - Parent Company	240,032
Reversal of allowance for factory maintenance by the subsidiary Oxiteno S.A. Indústria e Comércio	(796)
Reversal of allowance for factory maintenance by the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio	(5,513)
Net income - consolidated	233,723

17.	NONOPERATING EXPENSES, NET (CONSOLIDATED)

Composed mainly of R$ 1,532 as of September 30, 2007 (R$ 12,871 as of September 30, 2006) in write-off of deferred assets related to studies and projects, and R$ 1,375 as of September 30, 2007 (R$ 8,040 as of September 30, 2006) of result on the sale of property, plant and equipment, mainly gas cylinders and vehicles.

18.	SEGMENT INFORMATION

The Company has four relevant segments: gas, chemicals, logistics and distribution. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide and by products, which are raw materials for the textiles, foods, cosmetics, detergents, agricultural chemicals, paints and varnishes industries, among other. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of Brazil. The distribution segment operates in distribution of fuels, lubricants and related products in the South and Southeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that could be obtained with third parties.

The main financial information about each of the Company’s reportable segments is presented as follows:

	09/30/2007						09/30/2006
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Consolidated	Consolidated
Net sales, net of related-party transactions	2,341,146	1,205,060	137,380	9,824,876	9,520	13,517,982	3,590,273
Income from operations before financial income (expenses) and equity in subsidiary and affiliated companies	111,052	69,551	16,278	168,975	(16,822)	349,034	260,999
Total assets, net of related parties	852,135	2,627,607	376,700	2,676,003	556,460	7,088,905	3,734,709

In the table above, the column "other" is composed mainly by parent company Ultrapar Participações S.A., that recorded the goodwill on the acquisition of Ipiranga, and by the participation in the oil refining business.

19.	FINANCIAL INCOME AND EXPENSES, NET (CONSOLIDATED)

	09/30/2007	09/30/2006

Financial income:
Interest on temporary cash investments and noncurrent investments	108,579	124,565
Interest on trade accounts receivable	12,706	3,831
Monetary and exchange variation income	(11,514)	(12,546)
Other income	1,270	1,411
	111,041	117,261
Financial expenses:
Interest on loans and financing	(71,663)	(64,885)
Interest on debentures	(84,026)	(35,108)
Bank charges	(13,409)	(9,825)
Monetary and exchange variations expenses	37,127	14,707
Financial results from currency hedge transactions	(17,139)	(14,441)
CPMF/IOF/other financial expenses (see Note 21 a)	(16,202)	28,300
Other expenses	(10,947)	(4,057)
	(176,259)	(85,309)

Financial (expenses) income, net	(65,218)	31,952

20.	RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

•
Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of September 30, 2007, Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained R$ 1,433 (R$ 1,374 as of June 30, 2007), the subsidiaries of Ultragaz Participações Ltda. maintained R$ 14,955 (R$ 13,531 as of June 30, 2007), and Ipiranga / Refinery maintained R$ 42,921 (R$ 41,920 as of June 30, 2007) as an allowance for doubtful accounts.

•
Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Temporary cash investments of the Company and its subsidiaries are comprised mainly of transactions linked to the CDI, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings are mainly originated from the BNDES, debentures and foreign currency financing, as mentioned in Note 15.

•
Exchange rate - The Company’s subsidiaries use hedge instruments (mainly CDI and US$) available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes substantially equivalent to the assets and liabilities in foreign currency to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian reais at September 30, 2007 and June 30, 2007:

	09/30/2007	06/30/2007

Assets:
Investments abroad and hedges	201,647	63,339
Foreign cash and cash equivalents	5,098	1,150
Temporary cash and long-term investments in foreign currency	665,581	702,757
Receivables from foreign customers, net of advances on exchange contracts and allowance for loss	40,449	32,178
	912,775	799,424

Liabilities:
Foreign currency financing	946,505	955,373
Import payables	(8,436)	14,646
	938,069	970,019

Net asset position	(25,294)	(170,595)

The exchange rate variation related to cash and banks, investments, temporary cash investments, and long-term cash investments of foreign subsidiaries was recorded as financial expense in the consolidated financial information of income for September 30, 2007, in the amount of R$ 19,423 (financial expense of R$ 12,660 as of September 30, 2006).

•	Market value of financial instruments

Market value of financial instruments as of September 30, 2007 and June 30, 2007 are as follows:

	09/30/2007		06/30/2007
	Book	Market	Book	Market
	value	value	value	value

Financial assets:
Cash and banks	81,958	81,958	47,069	47,069
Temporary cash investments	1,445,992	1,459,976	1,474,828	1,488,616
Noncurrent investments	119,487	120,806	118,946	120,286
	1,647,437	1,662,740	1,640,843	1,655,971

Financial liabilities:
Current and long-term loans	1,558,427	1,581,578	1,451,860	1,477,397
Current and long-term debentures	1,367,181	1,367,089	1,365,263	1,365,234
	2,925,608	2,948,667	2,817,123	2,842,631

Investment-
Investments in affiliated companies	34,026	47,970	26,615	33,036

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of September 30, 2007 and June 30, 2007. The market value of investment in affiliated company is based on the share price trading on the São Paulo Stock Exchange (BOVESPA).

21.	CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of September 30, 2007.

The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in municipalities of a region of the State of Minas Gerais in 2001. In September 2005, the SDE (Economic Law Department) issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no consistent evidence was attached to the proceeding’s records. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries can still discuss the issue at the judicial level.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for property damage and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 58 lawsuits judged thus far, a favorable judgment was obtained for 57, and of these 20 have already been dismissed;  only 1 had an unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$ 17. Three lawsuits have not yet been judged. The subsidiary has insurance coverage for these lawsuits, and the uninsured contingent amount is R$ 23,595. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. Recently the STF has decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own lawsuits. In the first semester of 2007, final decisions were rendered for the Company and its subsidiaries which reversed the accrual previously recorded, in the amount of R$ 12,759 (in the first semester of 2006 - R$ 17,217 of accrual reversal and R$ 26,225 of recovery of amounts paid in previous periods), net of attorney’s fees. The Company has other subsidiaries whose lawsuits have not yet been judged. Should there be final favorable outcomes for the subsidiaries in all lawsuits still not judged, the Company estimates that the total positive effect in income before income and social contribution taxes should reach R$ 29,300, net of attorney’s fees.

Subsidiary Oxiteno S.A. Indústria e Comércio accrued R$ 9,360 as of September 30, 2007 (R$ 9,212 as of June 30, 2007) for ICMS tax assessments being judged at a lower-level and appeal-level administrative courts. The subsidiary is currently awaiting decision on the appeal.

Subsidiary Utingás Armazenadora S.A. has challenged in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower-court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of September 30, 2007 is R$ 40,777 (R$ 39,028 as of June 30, 2007).

On October 7, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. According to the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the amount of R$ 68,920 as of September 30, 2007 (R$ 55,858 as of June 30, 2007) and recognizing the corresponding liability for this purpose.

Subsidiaries Ultragaz Participações Ltda, Cia. Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. - Tequimar,  Transultra - Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda., hold judicial measures petitioning the full and immediate utilization of supplementary monetary adjustment based on the Consumer Price Index (IPC) / National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91), and hold accruals in the amount of R$ 13,347 (R$ 13,098 as of June 30, 2007) as a possible contingency, in case of unfavorable outcome of such lawsuits.

On December 29, 2006, the subsidiaries Oxiteno S.A Indústria e Comércio, Oxiteno Nordeste S.A Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda filed for an injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste S.A. Indústria e Comércio received an injunction and is paying the amounts into judicial deposits, as well as recording the respective accrual in the amount of R$ 7,487 (R$ 4,933 as of June 30, 2007); the others subsidiaries did not receive similar injunction and are waiting the judgment of an appeal to Regional Federal Court – TRF of the 3rd Region.

The Company and some subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution  (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year. There are good precedents for these discussions when it is proven that there was only a postponement of payment of IRPJ and CSLL to the following years, as is the case of the Company’s subsidiaries, and legal counsel understands that the chances of success of the challenge in the judicial sphere is possible. The contingency is estimated at R$ 6,562.

Regarding Ipiranga / Refinery, the main provisions for contingencies refer to: (a) requirements for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by DNC (currently National Agency for Petroleum - ANP), in the amount of R$ 7,590; (b) requirements for the reversal of ICMS credits in the State of Minas Gerais, on interstate outflows carried under Article 33 of ICMS Agreement 66/88, which allowed the maintenance of credits and which was suspended by an injunction conceded by the Supreme Court - STF, in the amount of R$ 27,158; (c) reversal of the deduction of unconditional discounts from the ICMS calculation basis, in the State of Minas Gerais, as a result of tax substitution, in the amount of R$ 15,538; (d) litigation based on clauses of contracts with clients; (e) claims made by former employees and outsourced personnel regarding salary related amounts.

The main tax contingencies of Ipiranga / Refinery which present risks evaluated as possible, and which, based in this evaluation, have not been accrued for in the interim financial information, refer to ICMS, in the total amount of R$ 110,605 and relate, mainly to: (a) requirements for the reversal of credits on interstate outflows; (b) requirements of ICMS on the purchases of basic oils; (c) demands to reverse credits related with interstate transport services operations; (d) demands to reverse credits derived from excess taxation generated on the purchase of products in the petroleum refinery under the tax substitution system; (e) demands to reverse credits in operations with alcohol (anhydrous fuel alcohol) in the State of São Paulo; (f) tax assessment resulting from operations of alcohol loan devolutions (anhydrous fuel alcohol). In addition, subsidiary Distribuidora de Produtos de Petróleo Ipiranga S.A.- DPPI and its subsidiaries have tax assessments concerning non-homologation of IPI credits originated in acquisitions of products whose subsequent sales had no taxation. The non-accrued contingent amount as of September 30, 2007, is R$ 20,734.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded. The Company and its subsidiaries also have litigations that aims at recovery of taxes and contributions, that have not been registered in the interim financial information due to their contingent nature.

Judicial deposits and provisions are summarized below:

Provisions	Balance in 06/30/2007	Additions	Write-off	Interest	Balance in 09/30/2007

Income and social contribution taxes	77,560	10,385	-	1,842	89,787
PIS and COFINS on other revenues	1,896	7,345	-	170	9,411
PIS on rendering of services	291	-	-	3	294
ICMS	65,122	-	(4,933)	596	60,785
INSS	2,375	-	(35)	57	2,397
Other	1,776	50	-	63	1,889
Civil lawsuits	4,985	140	(298)	260	5,087
Labor claims	13,432	934	(2,008)	485	12,843
(-) Judicial deposits	(67,686)	(14,001)	-	(1,362)	(83,049)
Total	99,751	4,853	(7,274)	2,114	99,444

b)	Contracts

Subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA  and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of September 30, 2007, such rates were R$ 4.59 and R$ 3.97 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply contract with Braskem S.A, that establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the period ended June 30, 2007 and 2006, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment		Actual demand
	2007	2006	2007	2006

In tons of ethylene	180,000	137,900	145,569	137,361

On August 16, 2006, the subsidiary signed a memorandum of understanding, altering the ethylene supply contract with Braskem S.A. described above. The memorandum of understanding regulates new conditions of ethylene supply through 2021, and in 2007 and 2008 the subsidiary is having access to an additional volume of ethylene, with the minimum quantity in tons increasing to 180 thousand and 190 thousand, respectively.

c)	Insurance coverage for subsidiaries

The Company has insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the plants and other branches of all subsidiaries except Ipiranga / Refinery, with coverage amounting to US$ 404 millions.

For the plants of Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio and Oxiteno México S.A. de C.V., there is also loss of income insurance against losses from potential accidents related to their assets, with coverage amounting to US$ 242 millions.

A civil liability insurance program covers the Company and its subsidiaries, with global coverage of US$ 200 millions, for losses and damage from accidents caused to third parties, related to the commercial and industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

Ipiranga / Refinery have an insurance and risk management program which provides coverage for all their insurable assets, as well as coverage against risks resulting from the interruption of production, by means of an operating risk policy negotiated with the national and international insurance market, through the Brazilian Reinsurance Institute.

The coverage and limits insured by the policies are based on a detailed study of risks and losses, prepared by local insurance consultants. Management considers the type of insurance contracted sufficient to cover possible claims, in view of the nature of the activities of the companies.

The main coverages are related to operating risks, loss of profits, multiple industrial perils, multiple office risks, named perils - pools and civil liability.

22.	SHARE COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Shareholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares after ten years from the initial grant, provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to executives until September 30, 2007, including taxes, was R$ 12,263 (R$ 12,263 as of June 30, 2007). This amount is being amortized over a period of ten years and the amortization related as of September 30, 2007 in the amount of R$ 921 (R$ 669 as of September 30, 2006), was recorded as an operating expense for the period.

23.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

a) ULTRAPREV – Associação de Previdência Complementar

In August 2001, the Company and its subsidiaries (except subsidiaries recently acquired from the Ipiranga Group) began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11%, of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they have the option to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev; or (ii) a fixed-monthly amount that will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. As of September 30, 2007, the Company and its subsidiaries contributed R$ 2,560 (R$ 2,517 as of September 30, 2006) to Ultraprev, which was charged to income for the period. The total number of participating employees as of September 30, 2007 was 5,477, with 13 participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving defined benefits according to the policies of a previous plan.

b) Fundação Francisco Martins Bastos

The subsidiaries Distribuidora de Produtos de Petróleo Ipiranga S.A., Companhia Brasileira de Petróleo Ipiranga and Refinaria de Petróleo Ipiranga S.A., together with other companies which formed the Ipiranga Group, are sponsors of Fundação Francisco Martins Bastos, which provides a defined benefit plan to their employees.

The accumulated amount of contribution to the plan by Ipiranga / Refinery in the quarter ended as of September 30, 2007 was R$ 2,327.

The recorded net liabilities of Ipiranga / Refinery as of September 30, 2007 were R$ 74,604, of which R$ 6,828 in current liabilities and R$ 67,776 in noncurrent liabilities.

These complementary retirement benefits were elaborated in actuarial evaluation by the independent actuary Towers Perrin Forster & Crosby Ltda.

The actuarial liability as of September 30, 2007 reflects the report elaborated by the independent actuary on May 31, 2007, which has kept the biometric premises and the rates used in the subsidiaries’ financial statements of December 31, 2006.

24.	SUPPLEMENTARY STATEMENT OF CASH FLOW - INDIRECT METHOD

Prepared in accordance with Accounting Standard and Procedure (NPC) No. 20 issued by IBRACON (Brazilian Institute of Independent Auditors).

	PARENT COMPANY
	09/30/2007	09/30/2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	99,241	240,032
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and Amortization	21,632	-
Equity in subsidiaries and affiliated companies	(147,267)	(242,171)
Foreign exchange and indexation gains	64,732	35,108
Deferred income and social contribution taxes	(23,588)	(136)
Dividends received by direct subsidiaries	12,872	87,693

(Increase) decrease in current assets:
Recoverable taxes	(2,197)	(6,379)
Other	(117)	401
Prepaid expenses	(734)	(24)
Increase (decrease) in current liabilities:
Suppliers	137	(154)
Salaries and related charges	29	4
Taxes	9	54
Other	2,948	(1)
(Increase) decrease in long-term assets:
Recoverable taxes	199	2,259
Judicial deposits	-	237
Prepaid expenses	176	-
Increase (decrease) in long-term liabilities:
Other taxes	(9,389)	548

NET CASH PROVIDED BY OPERATING ACTIVITIES	18,683	117,471

	PARENT COMPANY
	09/30/2007	09/30/2006
CASH FLOWS FROM INVESTING ACTIVITIES
Investments acquired	(676,432)	-
Additions to deferred charges	(13,281)	-
Acquisition of treasury shares	(24,845)	(1,124)

NET CASH USED IN INVESTING ACTIVITIES	(714,558)	(1,124)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures:
Issuances	675,000	-
Amortization	(37,739)	(49,886)
Dividends paid	(60,201)	(149,222)
Related companies	(109,326)	18,846

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	467,734	(180,262)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(228,141)	(63,915)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	279,386	359,716
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	51,245	295,801

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid from financing activities	37,739	49,886

	CONSOLIDATED
	09/30/2007	09/30/2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	99,241	233,723
Adjustments to reconcile net income to cash provided by operating activities:
Equity in subsidiaries and affiliated companies	214	(696)
Depreciation and amortization	213,915	139,825
PIS and COFINS credits on depreciation	2,017	1,597
Foreign exchange and indexation gains (losses)	32,786	11,843
Deferred income and social contribution taxes	(45,956)	(15,861)
Minority interest	99,816	3,643
Proceeds from disposals of permanent assets	3,470	16,742
Allowance for probable losses on permanent assets	(2,755)	2,604
Reversal of allowance for factory shutdown, net of taxes	-	6,309
Other	504	540

Dividends received	2,238	-

(Increase) decrease in current assets:
Trade accounts receivable	(42,550)	(47,468)
Inventories	(16,802)	23,422
Recoverable taxes	(40,558)	(39,871)
Other	(10,203)	(394)
Prepaid expenses	6,576	3,062
Increase (decrease) in current liabilities:
Suppliers	18,234	(9,789)
Salaries and related charges	8,461	13,238
Taxes	(1,482)	9,387
Income and social contribution taxes	47,175	698
Other	2,918	(10,145)
(Increase) decrease in long-term assets:
Recoverable taxes	(7,104)	(979)
Judicial deposits	(7,812)	211
Trade accounts receivable	(6,637)	(145)
Other	(1,836)	(779)
Prepaid expenses	(4,019)	(103)
Increase (decrease) in long-term liabilities:
Provision for contingencies	1,994	(14,536)
Other	255	(633)

NET CASH PROVIDED BY OPERATING ACTIVITIES	352,100	325,445

	CONSOLIDATED
	09/30/2007	09/30/2006
CASH FLOWS FROM INVESTING ACTIVITIES
Transfer of financial application from long term to short term	515,140	-
Cash investments in long-term, net of redemption	(3,817)	(7,193)
Acquisition of investment	(707,233)	-
Acquisition of acquired companies’ cash	159,992	-
Additions to property, plant and equipment	(442,614)	(156,486)
Additions to deferred charges	(63,476)	(58,886)
Additions to intangible	(4,648)	(9,934)
Proceeds from sales of permanent assets	14,734	13,071
Acquisition of minority interest	(53)	(28)
Acquisition of treasury shares	(24,845)	(1,124)

NET CASH USED IN INVESTING ACTIVITIES	(556,820)	(220,580)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures:
Issuances	1,363,693	295,495
Amortization	(633,534)	(438,099)
Dividends paid	(63,004)	(149,913)
Related companies	(4,561)	(1,983)

NET CASH USED IN FINANCING ACTIVITIES	662,594	(294,500)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	457,874	(189,635)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,070,076	1,250,924
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,527,950	1,061,289

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid on loans and financing	99,376	74,466
Income and social contribution taxes paid in the period	60,938	24,002

25.	SUBSEQUENT EVENTS

i) Ipiranga acquisition- Tag alongs

As mentioned in Note 3, in April of 2007, Ultrapar acquired the control of certain companies of Ipiranga Group. The acquisition process was structured in four phases. The first phase was concluded on April 18 with the transfer of control of the Ipiranga Group. The second phase of the acquisition, which comprises mandatory tender offers (tag along) by Ultrapar for the common shares of Refinaria de Petróleo Ipiranga S.A. (RPI), Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI), is scheduled to be completed shortly. RPI and DPPI tender offers were carried on October 22, 2007. Ultrapar acquired 1,274,718 shares of DPPI, equivalent to 77% of the shares subject to such tender offer and 2,771,781 shares of RPI, equivalent to 82% of the shares subject to such tender offer. The total disbursement in the RPI and DPPI tender offers was R$ 441 million. Of this amount Ultrapar was responsible for a disbursement of R$ 122 millions, financed through the issuance of a second series of nonconvertible debentures, yielding 102.5% of CDI and maturing in one year from the issuance (see Note 15.e.2). The mandatory tender offer for CBPI common shares is scheduled to happen on November 8, 2007. The maximum disbursement by Ultrapar in the CBPI tender offer will be R$ 54 millions, of a total amount of R$ 194 millions.

ii) ADENE exemption

In December 2006, Oxiteno Nordeste S.A. Indústria e Comércio Camaçari plant’s tax exemption expired, as shown in Note 9.c). The subsidiary has requested ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, a 75% income tax reduction until 2016, which was granted on May 25, 2007. On July 3, 2007, the benefit analysis report issued by ADENE was directed to the Federal Revenue Service to be ratified. Such ratification should have occurred in 120 days from the date the request was filed. Such term expired on October 31, 2007. Therefore the subsidiary will record in October of 2007 a reduction in its results, with retroactive effect to January 1, 2007, in an amount of R$ 15,418.

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of September 30, 2007

[Table to Come]

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council - Last 12 Months

[Table to Come]
Total free float and its percentage of total shares as of September 30, 2007

[Table to Come]

The Company’s shareholders that holds more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of September 30, 2007

[Table to Come]

[Table to Come]

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - Item	2 - Company name	3 - Corporate taxpayer number (CNPJ)	4 Classification	5 - % of ownership interest in investee	6 - % of investor’s stakeholders’ equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

01	Ultracargo – Oper. Log. e Part. Ltda.	34.266.973/0001-99	Closely-held subsidiary	100.00	10.09	Commercial, industrial and other	2,461	2,461
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	19.85	Commercial, industrial and other	4,336	4,336
03	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	2.30	Commercial, industrial and other	27,734	27,734
04	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	70.21	Commercial, industrial and other	35,102	35,102
05	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated company	99.42	49.82	Commercial, industrial and other	6,898	6,898
06	Terminal Químico de Aratu S.A. - Tequimar	14.688.220/0001-64	Investee of subsidiary/affiliated company	99.44	5.48	Commercial, industrial and other	12,540	12,540
07	Transultra – Armaz. e Transp. Espec. Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated company	100.00	3.59	Commercial, industrial and other	34,999	34,999
08	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	98.56	21.61	Commercial, industrial and other	799,931	799,929
09	SPGás Distribuidora de Gás Ltda.	65.828.550/0001-49	Investee of subsidiary/affiliated company	100.00	26.05	Commercial, industrial and other	1,314	1,314
10	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated company	100.00	6.53	Commercial, industrial and other	24	24
11	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated company	55.99	1.49	Commercial, industrial and other	2,800	2,800
12	Oxiteno México S.A. de C.V.	-	Investee of subsidiary/affiliated company	100.00	1.32	Commercial, industrial and other	122,048	122,048
13	Cia. Brasileira de Petróleo Ipiranga	33.069.766/0001-81	Open-held subsidiary	11.52	4.65	Commercial, industrial and other	12,206	12,206
14	Distrib. Produtos Petróleo Ipiranga S.A.	92.689.256/0001-76	Open-held subsidiary	32.45	7.89	Commercial, industrial and other	10,384	10,384
15	Am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated company	11.00	2.89	Commercial, industrial and other	6,369	6,369
16	Centro de Conveniências Millennium Ltda.	03.546.544/0001-41	Investee of subsidiary/affiliated company	11.00	0.08	Commercial, industrial and other	135	135
17	Empresa Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated company	11.00	0.89	Commercial, industrial and other	22,963	22,963
18	Ipiranga Com. Import. e Export. Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated company	11.00	0.00	Commercial, industrial and other	15	15
19	Ipiranga Trading Limited	-	Investee of subsidiary/affiliated company	11.00	0.00	Commercial, industrial and other	6	6
20	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated company	11.00	0.70	Commercial, industrial and other	29	29
21	Ipiranga Imobiliária Ltda.	07.319.798/0001-88	Investee of subsidiary/affiliated company	11.00	0.37	Commercial, industrial and other	488	488
22	Ipiranga Logística Ltda.	08.017.542/0001-89	Investee of subsidiary/affiliated company	11.00	0.03	Commercial, industrial and other	1	1
23	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated company	9.00	4.34	Commercial, industrial and other	2	2
24	Isa-Sul Administração e Participação Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated company	32.00	2.69	Commercial, industrial and other	15,209	15,209
25	Comercial Farroupilha Ltda.	92.766.484/0001-00	Investee of subsidiary/affiliated company	32.00	0.05	Commercial, industrial and other	2,920	2,920
26	Ipiranga Adm. de Bens Móveis Ltda.	08.056.984/0001-34	Investee of subsidiary/affiliated company	32.00	0.00	Commercial, industrial and other	3	3
27	Refinaria de Petróleo Ipiranga S.A.	94.845.674/0001-30	Investee of subsidiary/affiliated company	10.02	-0.13	Commercial, industrial and other	2,962	2,962
28	Oxiteno Andina, C.A.	-	Investee of subsidiary/affiliated	100.00	0,69	Commercial, industrial and other	12.076	12.076

Note: This information is an integral part of the interim financial information as required by the CVM.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CHARACTERISTICS OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	SINGLE
3 - REGISTRATION NUMBER IN THE CVM	CVM/SRE/DEB/2005/015
4 - REGISTRATION DATE	04/06/2005
5 - SERIES ISSUED	UN
6 - ISSUE TYPE	SINGLE
7 - ISSUE NATURE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - MATURITY DATE	03/01/2008
10 - DEBENTURE TYPE	NO PREFERENCE
11 - YIELD	102.5% of the CDI
12 - PREMIUM/DISCOUNT
13 - PAR VALUE (REAIS)	10,000.00
14 - ISSUED AMOUNT (IN THOUSANDS OF REAIS)	302,332
15 - ISSUED SECURITIES (UNIT)	30,000
16 - OUTSTANDING SECURITIES (UNIT)	30,000
17 - SECURITIES HELD IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - UNPLACED SECURITIES (UNIT)	0
21 - LAST RESET DATE
22 - NEXT EVENT DATE	03/01/2008

CHARACTERISTICS OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	2nd
3 - REGISTRATION NUMBER IN THE CVM	AUTOMATIC EXEMPTION
4 - REGISTRATION DATE	04/18/2007
5 - SERIES ISSUED	1st
6 - ISSUE TYPE	SINGLE
7 - ISSUE NATURE	PUBLIC
8 - ISSUE DATE	04/11/2007
9 - MATURITY DATE	04/11/2008
10 - DEBENTURE TYPE	SUBORDINATE
11 - YIELD	102.5% of the CDI
12 - PREMIUM/DISCOUNT
13 - PAR VALUE (REAIS)	675,000,000.00
14 - ISSUED AMOUNT (IN THOUSANDS OF REAIS)	712,457
15 - ISSUED SECURITIES (UNIT)	1
16 - OUTSTANDING SECURITIES (UNIT)	1
17 - SECURITIES HELD IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - UNPLACED SECURITIES (UNIT)	0
21 - LAST RESET DATE
22 - NEXT EVENT DATE	10/11/2007

ULTRAPAR PARTICIPAÇÕES S.A.
MD&A – ANALYSIS OF CONSOLIDATED EARNINGS
Third Quarter 2007

(1) Key Indicators - Consolidated:

(R$ million)	3Q07	3Q06	2Q07	Change 3Q07 vs. 3Q06	Change 3Q07 vs. 2Q07	9M 07	9M06	Change 9M07 vs. 9M06
Net sales and services	6,162.8	1,295.2	6,181.1	376%	(0%)	13,518.0	3,590.3	277%
Cost of sales and services	(5,684.2)	(1,029.9)	(5,704.2)	452%	(0%)	(12,339.3)	(2,889.3)	327%
Gross Profit	478.6	265.3	476.9	80%	0%	1,178.7	701.0	68%
Selling, general and administrative expenses	(342.5)	(154.1)	(336.3)	122%	2%	(834.6)	(441.8)	89%
Other operating income (expense), net	0.8	0.7	4.2	14%	(81%)	4.9	1.8	172%
Income from operations before financial items	136.9	111.9	144.8	22%	(5%)	349.0	261.0	34%
Financial (expense) income, net	(30.0)	(2.9)	(27.3)	934%	10%	(65.2)	31.9	(304%)
Equity in subsidiaries and affiliated companies	(0.1)	0.1	-	(200%)	0%	(0.2)	0.7	(129%)
Nonoperating income (expense), net	(1.0)	(7.7)	(1.1)	(87%)	(9%)	(2.9)	(20.9)	(86%)
Income before taxes and social contribution	105.8	101.4	116.4	4%	(9%)	280.7	272.7	3%
Income and social contribution taxes	(31.3)	(26.6)	(32.0)	18%	(2%)	(86.7)	(81.5)	6%
Benefit of tax holidays	3.4	15.3	3.3	(78%)	3%	9.5	46.1	(79%)
Employees statutory interest	(1.7)	-	(2.8)	0%	(39%)	(4.5)	-	0%
Minority interest	(51.6)	(1.3)	(47.5)	3.869%	9%	(99.8)	(3.6)	2.672%
Net income	24.6	88.8	37.4	(72%)	(34%)	99.2	233.7	(58%)

EBITDA	218.1	158.2	225.3	38%	(3%)	558.5	400.8	39%

Volume – LPG sales	411	408	402	1%	2%	1,181	1,156	2%
Volume – Fuels sales	2,860	2,705	2,753	6%	4%	8,187	7,827	5%
Volume – Chemicals sales	162	149	147	8%	10%	453	413	10%

Initial Considerations: In April2007 we acquired the controlling stake of certain companies of the Ipiranga Group, becoming owners of (i) the fuel and lubricant distribution businesses in the South and Southeast of Brazil, together with related activities, (ii) EMCA – Empresa Carioca de Produtos Químicos, a producer of white mineral oils and special fluids, and (iii) a stake in the refinery operations. Ultrapar's figures in 2Q07 already consolidate the results from the acquired businesses. The references to “Ipiranga” correspond to the fuel and lubricant distribution businesses acquired in the South and Southeast, related activities, as well as EMCA. Except where otherwise mentioned, the figures for Ultrapar referring to periods prior to 2Q07 do not include the acquired operations. Unaudited figures have been prepared relating Ipiranga for periods prior to 2Q07 (“Pro-forma Ipiranga”), with the sole purpose of providing a comparison base to facilitate the analysis of the company's performance. With the same purpose, when indicated, certain Ultrapar figures referring to quarters prior to 2Q07 include the operations acquired (“Pro-forma Ultrapar”).

(2) Performance Analysis:

Net Sales and Services - Ultrapar's net sales and services amounted to R$ 6,162.8 million in 3Q07, 376% up on the net sales in 3Q06, due to Ipiranga´s acquisition, and in line with sales in 2Q07. Compared with pro-forma figures for Ultrapar in 3Q06, net sales were almost unchanged. In 9M07 Ultrapar's net sales amounted to
R$ 13,518.0 million, up 277% compared to 9M06, as a result of the addition of Ipiranga revenues from 2Q07 on.

Ultragaz: The Brazilian LPG market expanded by 2% in 3Q07 when compared to 3Q06, reflecting the improvement in Brazilian economy and the increase in Brazilian population income, a slower growth pace in comparison to the first six months of the year, when market expanded by 3%. Ultragaz's sales volume totalled 411,000 tons, a 1% growth over the volume sold in 3Q06. Ultragaz' sales in the bulk gas segment showed a 4% increase (5,000 tons) in 3Q07, compared to 3Q06, as a consequence of winning new clients as well as the improved Brazilian economic scenario. In the bottled segment Ultragaz´s volume sold remained stable in comparison to 3Q06, in 279,000 tons. Compared to 2Q07, sales volume at Ultragaz rose by 2% due to seasonally stronger sales between the periods. In 9M07 Ultragaz reported total sales volume of 1,181,000 tons, 2% higher than in the same period in 2006. Net sales and services at Ultragaz amounted to R$ 809.4 million in 3Q07, down 1% compared to 3Q06, as a consequence of the increased competition in the LPG market in this third quarter. Compared to 2Q07, net sales showed an increase of 1%, basically as a consequence of the seasonal increase in sales volume. In 9M07, Ultragaz's net sales amounted to R$ 2,342.4 million, up 2% compared to 9M06.

Ipiranga: The expansion in the vehicles market and the improvements made to legislation and inspection implemented in the sector, for example ANP resolution Nº 07, the implementation of CODIF/Passe Fiscal and the addition of colorant to anhydrous ethanol, all had a positive influence on Ipiranga’s sales volume, which amounted to 2,860,000 cubic metres in 3Q07, up 6% compared to 3Q06 pro-forma figures. Main highlights in 3Q07 were (i) the volume of gasoline, ethanol and NGV (natural gas for vehicles), which showed a 12% increase (110,000 cubic metres) as a result of the expansion in Brazil's vehicle fleet, particularly of flex-fuel vehicles, the improvements implemented in the sector and the investments made by the company in the expansion of its NGV service stations network and (ii) the volume of diesel, which increased by 2% in the period (39,000 cubic metres), as a consequence of increased economic activity. Compared to 2Q07, Ipiranga showed a 4% increase in sales volume (107,000 cubic metres), reflecting the seasonal variation between the periods and the 30% increase (58,000 cubic meters) in ethanol sales, the latter related to improvements made to legislation in the sector and the record sugarcane harvest in 2007. In 9M07 pro-forma Ipiranga's total sales amounted to 8,187,000 cubic metres, 5% higher than in the same period in 2006. Net sales at Ipiranga amounted to R$ 4,877.5 million in 3Q07, stable when compared to Ipiranga pro-forma net sales in 3Q06, but down 2% when compared to 2Q07. Despite the increase in sales volume net sales were impacted by the variation in the prices of anhydrous and hydrated ethanol, as a consequence of the record Brazilian sugarcane harvest in 2007, as well as the reduction in the rate of ICMS (Brazilian value added tax) in the state of Rio Grande do Sul. In 9M07 pro-forma, net sales for Ipiranga totalled R$ 14,382.3 million, a 2% increase compared to the pro-forma net sales figures for Ipiranga in 9M06.

Oxiteno: Total sales volume at Oxiteno in 3Q07 amounted to 162,000 tons, up 8% (12,000 tons) and 10% (15,000 tons) on 3Q06 and 2Q07, respectively, due to the increase in specialty chemicals sales volume in the domestic market, which were 15% and 9% higher than the volumes in 3Q06 and 2Q07, respectively, as a result of investments made in production capacity expansions. Increase in specialty chemicals sales volume took place in almost all segments, with particularly strong growth in the cosmetics & detergents, paints & varnishes and agrochemicals segments. Volume sales growth was also derived from gains in market share through the development of new products. Sales of commodities were down 73% (18,000 tons) and 70% (16,000 tons) when compared to 3Q06 and 2Q07, respectively, as a result of the interruption in operations of two PET industrial plants in Brazil, leading to a 5% and 7% drop in total Oxiteno sales volume to the domestic market compared to 3Q06 and 2Q07. Volume sold outside Brazil amounted to 58,000 tons, up 45% (18,000 tons) and 64% (23,000 tons) compared to 3Q06 and 2Q07, respectively, basically as a result of higher glycol exports and to a lesser extent to the increase in sales by Oxiteno Mexico and the acquisition of Oxiteno Andina. For 9M07 Oxiteno reported total sales volume of 453,000 tons, up 10% on the same period in 2006. Oxiteno's net sales amounted to R$ 421.2 million in 3Q07, down 3% compared to 3Q06. The 8% increase in volume sold and the increased proportion of specialty chemicals were offset by the appreciation of 12% of the Brazilian Real against the US Dollar. In addition revenues in 3Q06 were benefited by an extraordinary gain of R$ 3.3 million, as a result of technology sales. Compared to 2Q07, net sales were up 9% as a consequence of the 10% increase in sales volume – the 3% appreciation of the Brazilian Real was partially offset by the increase in average prices in US dollars. Net sales in 9M07 amounted to R$ 1,205.1 million, a 4% increase when compared to 9M06.

Ultracargo: In 3Q07, average storage volumes at Ultracargo, as measured in cubic metres, were 18% higher than in 3Q06, basically due to the expansion of the Suape and Aratu terminals, and the increase in operations at the Santos Intermodal Terminal - TIS. When compared to 2Q07 average storage volume presented a 6% increase as a result of the expansion at the Aratu terminal and a higher capacity utilization at TIS. Total kilometrage travelled was down 17% compared to 3Q06, basically as a consequence of Ultracargo's decision to concentrate its operations on the provision of differentiated services. Compared to 2Q07, total kilometrage travelled remained practically unchanged. In 9M07, Ultracargo recorded an overall increase of 17% in average storage volume, as measured in cubic metres, and a 25% reduction in total kilometrage travelled. Ultracargo reported net revenue of R$ 59.3 million in 3Q07, up 7% and 1% compared to 3Q06 and 2Q07, as a consequence of (i) the expansion in storage operations at the Suape, Aratu and Santos terminals and (ii) the new internal logistics operations, with Petrolog acquisition in 2Q07, and the winning of new clients in this segment. In 9M07, Ultracargo's net revenues totalled R$ 170.6 million, unchanged compared to the same period in 2006.

Cost of Sales and Services: Ultrapar's cost of sales and services amounted to R$ 5,684.2 million in 3Q07, up 452% on 3Q06, basically due to the acquisition of Ipiranga, and in line with 2Q07 figures. Compared to pro-forma figures for Ultrapar in 3Q06 cost of sales and services would have remained stable. In 9M07 Ultrapar's cost of sales and services amounted to R$ 12,339.3 million, a 327% increase compared to 9M06, as a result of the additional costs of Ipiranga operations from 2Q07.

Ultragaz: Costs of products sold at Ultragaz amounted to R$ 693.8 million in 3Q07, up 3% and 4% compared to 3Q06 and 2Q07, respectively, basically due to (i) increased sales volume; (ii) higher costs associated with bringing UltraSystem up to new safety standards, (iii) higher costs associated to the maintenance of LPG bottles and (iv) inflationary effects on costs mainly related to personnel and freight costs. In 9M07 Ultragaz's cost of products sold amounted to R$ 1,981.8 million, a 3% increase compared to 9M06.

Ipiranga: Ipiranga's cost of products sold amounted to R$ 4,613.0 million in 3Q07, unchanged compared to the Ipiranga Pro-forma in 3Q06. Despite the increase in volume sold, costs remained unchanged as a consequence of the reduction in the cost of ethanol, due to the record sugarcane harvest in 2007 and due to the reduction in the rate of ICMS tax in the state of Rio Grande do Sul. Compared to 2Q07, Ipiranga’s cost of products sold was down 2%, due to the drop in the cost of ethanol. In 9M07, on a pro-forma basis, Ipiranga's cost of products sold amounted to R$ 13,613.7 million, up 2% compared to pro-forma figures for 9M06.

Oxiteno: Oxiteno's cost of sales in 3Q07 amounted to R$ 346.3 million, a 4% increase compared to 3Q06 basically as a consequence of the 8% rise in volume sold and higher unit costs, particularly the increase in the unit cost of ethylene in US dollars, partially offset by the 12% appreciation in the Brazilian Real. Compared to 2Q07, there was a 9% increase in Oxiteno's cost of sales and services basically as a consequence of increased sales volume. In 9M07 Oxiteno's cost of sales and services totalled R$ 976.7 million, 9% higher than the figure reported in 9M06.

Ultracargo: The cost of services provided by Ultracargo in 3Q07 amounted to R$ 36.5 million, up 3% compared to the same quarter in 2006, and up 6% compared to 2Q07, basically as a consequence of an increase in the storage and internal logistics operations. In 9M07 cost of services provided by the company amounted to
 R$ 104.0 million, down 6% compared to 9M06, basically because of the reduction in transport operations.

Gross Profit: In 3Q07 Ultrapar reported a gross profit of R$ 478.6 million, 80% higher than 3Q06, as a result of adding Ipiranga’s gross profit from 2Q07 and unchanged comparing to 2Q07. In 9M07 Ultrapar gross profit amounted to R$ 1,178.7 million, a 68% increase compared to 9M06.

Sales, General and Administrative Expenses: Ultrapar's sales, general and administrative expenses amounted to
R$ 342.5 million in 3Q07, 122% higher than that reported in 3Q06, as a consequence of the consolidation of Ipiranga’s figures. Compared to 2Q07, sales, general and administrative expenses increased by 2%. Compared to pro-forma figures for Ultrapar in 3Q06, sales, general and administrative expenses would have remained unchanged. For the first nine months of the year, Ultrapar's sales, general and administrative expenses totalled
R$ 834.6 million, up 89% compared to the same period in 2006, as a result of the consolidation of Ipiranga’s figures from 2Q07 onwards.

Ultragaz: Ultragaz's sales, general and administrative expenses amounted to R$ 83.3 million in 3Q07, remaining flat in relation to 3Q06, basically due to operational improvements implemented and lower profit-sharing payments, which offset increases resulting from salary increases, as a consequence of annual collective wage agreements, and increased marketing expenses. Compared to 2Q07, sales, general and administrative expenses increased by R$ 2.7 million, or 3%, basically a result of the 2% increase in volume sold and of expenses related to Ultragaz's 70th anniversary institutional campaign. In 9M07, sales, general and administrative expenses amounted to R$ 250.0 million.

Ipiranga: Sales, general and administrative expenses at Ipiranga amounted to R$ 179.4 million in 3Q07, up 2% and 3% compared to 3Q06 pro-forma and 2Q07, principally as a consequence of (i) higher marketing expenses related to projects such as Cartão Ipiranga Carbono Zero (Free Carbon Credit Card), 3,000 tanks, Clube VIP and Clube do Milhão, and (ii) the increase in volume sold, principally impacting freight expenses. In 9M07 pro-forma sales, general and administrative expenses totalled R$ 530.7 million, up 4% on the pro-forma figures for 9M06.

Oxiteno: Oxiteno's sales, general and administrative expenses totalled R$ 52.3 million in 3Q07, 5% lower than in 3Q06, as a consequence of (i) R$ 1.8 million in extraordinary expenses incurred in 3Q06 mainly related to the sale of technology, and (ii) lower profit-sharing expenses. Compared to 2Q07, there was a 1% drop in sales, general and administrative expenses, principally due to the reduction in commission expenses paid to sales agents abroad, due to the opening of sales offices in the US and Argentina, and a reduction in the administrative staff. In 9M07, general expenses totalled R$ 160.0 million, up 3% compared to 9M06.

Ultracargo: Sales, general and administrative expenses at Ultracargo totalled R$ 17.4 million in 3Q07, unchanged on 3Q06 and 2Q07, due to a reduction in expenses in the transport segment, offset by an increase in expenses related to storage and internal logistics operations. In 9M07, sales, general and administrative expenses amounted to R$ 51.1 million, down 5% compared to 9M06.

Income from Operations before Financial Items: Ultrapar reported an income from operations before financial items of R$ 136.9 million in 3Q07, 22% higher than the income from operations before financial items in 3Q06, basically as a result of the Ipiranga acquisition and 5% lower than 2Q07. Income from operations before financial items in 9M07 amounted to R$ 349.0 million, a 34% increase over 9M06.

Financial Income (Expenses), Net: Ultrapar's presented net financial expenses of R$ 30.0 million in 3Q07, compared to net financial expenses of R$ 2.9 million in 3Q06. Financial result in 3Q07 reflects the increase in Ultrapar’s net debt as a consequence of the first payment related to Ipiranga acquisition. The company ended the quarter with net debt position of R$ 1,278.2 million, compared to a net cash (net of debt) position of R$ 142.1 million in 3Q06.

Non operating Income (Expenses), Net: In 3Q07 Ultrapar reported non operating expenses, net, of R$ 1.1 million, basically composed by net expenses of R$ 0.9 million as a result of cylinders scraping and net expenses of R$ 7.7 million in 3Q06 from project analyses (R$5.5 million) and provision for losses on permanent assets  (R$2.0 million).

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 27.9 million in 3Q07, 147% higher compared to 3Q06. Compared to 2Q07, income tax and social contribution expenses increased by 3% as a result of higher results. In December 2006, the income tax exemption enjoyed by Oxiteno’s unit at Camaçari expired and a request was filed with the ADENE (Northeast Development Agency), responsible for the management of this incentive program, asking for a 75% reduction in income tax until 2016, which was deferred on May 25, 2007. On July 3, 2007, the report issued by ADENE was sent to the Federal Tax Authorities for approval. On October 31, 2007 the time limit for approval by the Federal Tax Authorities expired, the company becoming automatically entitled to receive the full benefit of the requested reduction from that date, being this benefit applicable retroactively on the results reported from January 1, 2007 on. However, at the end of this quarter, no tax reduction has been considered for Oxiteno's unit at Camaçari. Should the tax benefit had been obtained since January 1, 2007, total expense with income tax and social contribution would have been reduced by R$ 15.4 million, R$ 7.0 million referring to the tax benefit in 3Q07.

Net Income: Ultrapar's net consolidated earnings in 3Q07 amounted to R$ 24.6 million, 72% lower than the net earnings reported in 3Q06 and 34% lower than the figure reported in 2Q07, basically because of the effects related to financial results, tax incentives and minority interests, which totaled R$ 52 million in the period, as a result of minority interest on Ipiranga.

EBITDA: Ultrapar reported earnings before interest, taxes, depreciation and amortization (EBITDA) of
R$ 218.1 million in 3Q07, an increase of 38% compared to 3Q06, but down 3% compared to 2Q07. Compared to pro-forma figures for Ultrapar in 3Q06, EBITDA would have shown a 6% decrease. In 9M07 Ultrapar's EBITDA amounted to R$ 558.5 million, up 39% on 9M06, as a result of the consolidation of Ipiranga’s EBITDA from 2Q07.

Ultragaz: Ultragaz reported EBITDA of R$ 62.0 million in 3Q07, down 30% compared to 3Q06, and down 20% on 2Q07, the result of a temporary increase in the level of competition in the LPG market in 3Q07, combined with inflationary effects on distribution costs, higher costs associated with UltraSystem to bring it up to new safety standards and higher costs associated to the maintenance of LPG bottles. In the first nine months of 2007 Ultragaz's EBITDA amounted to R$ 200.3 million, 10% lower than in the same period in 2006.

Ipiranga: Ipiranga reported EBITDA of R$ 106.1 million in 3Q07, up 40% compared to the pro-forma figure for 3Q06 basically as a result of increased sales volume, the improvements in legislation and inspection enforcement measures implemented in the sector, as well as the effects derived from the record levels of sugarcane harvest in 2007. Compared to 2Q07, EBITDA remained practically unchanged - the increase in gross profit was offset by a concentration of expenses in advertising and marketing in 3Q07. In 9M07 Ipiranga's pro-forma EBITDA amounted to R$ 307.9 million, up 23% on pro-forma figures for 9M06.

Oxiteno: EBITDA at Oxiteno totalled R$ 35.5 million in 3Q07, down 40% compared to 3Q06, basically due to the appreciation in the Brazilian Real, and the increase in raw material costs, particularly ethylene. Compared to 2Q07, EBITDA was up 27%, basically as a result of increased sales volume. In addition to the increase in EBITDA quarter-on-quarter, Oxiteno reported growth in EBITDA margin per ton, increasing from US$ 96/ton in 2Q07 to US$ 115/ton in 3Q07.  For 9M07 Pro-forma, EBITDA at Oxiteno totalled R$ 105.6 million, 27% lower than that reported in 9M06.

Ultracargo: Ultracargo reported EBITDA of R$ 12.4 million, up 43% on 3Q06, and in line with 2Q07, the result of increased operations in storage and internal logistics segments. In 9M07 Ultracargo's EBITDA amounted to R$ 35.9 million, up 24% compared to 9M06.

EBITDA

R$ million	3Q07	3Q06	2Q07	Change 3Q07 X 3Q06	Change 3Q07 X 2Q07	9M07	9M06	Change 9M07 X 9M06
Ultrapar	218.1	158.2	225.3	38%	(3%)	558.5	400.8	39%
Ultragaz	62.0	89.2	77.9	(30%)	(20%)	200.3	222.1	5%
Ipiranga	106.1	75.6	105.1	40%	1%	307.9	250.0	23%
Oxiteno	35.5	58.8	28.0	(40%)	27%	105.6	145.5	(27%)
Ultracargo	12.4	8.7	12.4	43%	0%	35.9	28.9	24%

We hereby inform that. in accordance with the requirements of CVM Resolution 381/03, our independent auditors KPMG Auditores Independentes have not performed during this first nine months of 2007 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries. We also inform that there is no expectation, for the current year, for KPMG to perform any other service amounting to more than 5% of the auditing cost.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 19, 2007
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Interim Financial Information for the nine-month period Ended September 30, 2007 and Independent Accountants' Review Report)